Contact

www.linkedin.com/in/shrestha-pratik (LinkedIn)

Top Skills

C++

Microsoft Office

Matlab

Certifications

Machine Learning

Publications

Credit Guarantee Corporation: Accommodating an Expansion Strategy

Shrestha Pratik

Co-founder Spike AI, Ex-Meta Team Lead

Bengaluru, Karnataka, India

Experience

Spike AI

Co-Founder

October 2024 - Present (6 months)

India

Building most transformative Marketing AI

Meta

Team Lead

April 2021 - October 2024 (3 years 7 months)

London, England, United Kingdom

Leading Teams working with Latest Gen AI(LLAMA) Tools solving the most difficult Integrity Problems in the World

Swiggy

Senior Software Engineer

June 2019 - March 2021 (1 year 10 months)

Bengaluru, Karnataka

Created the entire availability algorithm for all restaurants

Clip

Senior Software Developer

February 2018 - June 2019 (1 year 5 months)

Bengaluru Area, India

Built recommendation algorithm using the latest AI technologies in order to improve engagement for India's first video based content app with 3M DAU

FICO®

Solutions Consultant

June 2013 - February 2018 (4 years 9 months)

Bengaluru Area, India

Worked with numerous multi B$ banks in Asia Pacific region building AI models and helping improve businesses

Education

Indian Institute of Technology, Kharagpur
Master's of Science, Mathematics and Computer Science · (2008 - 2013)

loyola school
· (1994 - 2007)